Exhibit E

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 27, 2009, with respect to the consolidated financial statements of Construtora Tenda S.A., included in the Report of Foreign Issuer of Gafisa S.A. on Form 6-K dated November 13, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Gafisa S.A. on Form F-3 (File No. 333-159803, effective June 5, 2009).

/s/ Terco Grant Thornton Auditores Independentes
São Paulo, SP, Brazil
November  13, 2009

E-1